United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

Name of the Registrant: HCA Healthcare, Inc.

Name of persons relying on exemption: Rhia Ventures

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	HCA Healthcare, Inc. Shareholders
RE:	Proposal No. 5 (“Stockholder Proposal Regarding Report on Risk Mitigation Regarding State Restrictions for Emergency Abortions”)
DATE:	March 27, 2024
CONTACT:	Corporate.engagement<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Rhia Ventures is not able to vote your proxies, nor does this communication contemplate such an event. Rhia Ventures urges shareholders to vote for Proposal No. 5 following the instructions provided on management's proxy mailing.

Rhia Ventures urges shareholders to vote YES on Proposal No. 5 on the 2024 proxy ballot of HCA Healthcare, Inc. (“HCA” or the “Company”). The Resolved clause states:

RESOLVED: Shareholders request that HCA’s Board of Directors issue a public report detailing any known and potential risks to the Company posed by state laws severely restricting abortions in the case of medical emergencies. The report should detail any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks. The report should be published prior to December 31, 2024, omitting confidential information and completed at reasonable expense.

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The full text of the proposal is appended below.

This communication has been prepared and submitted by Rhia Ventures on behalf of the proponent of this proposal, United Church Foundation (“UCF”). Established in 1909, UCF helps churches and faith-based organizations grow their ministry through values-aligned investing. Rhia Ventures is a nonprofit organization developing a vibrant sexual, reproductive, and maternal health care market that contributes to equitable outcomes for all women and other birthing people in the US. Rhia uses complementary strategies to transform this market, including direct investment, technical assistance, field building, and corporate engagement.

Why a YES Vote is Warranted for Proposal No. 5

1.	With numerous hospital facilities in states that have adopted stringent abortion laws, HCA Healthcare is broadly exposed to risk stemming from the varied legal landscape restricting abortion access in the case of medical emergencies.

2.	HCA has not evidenced, either in its public disclosures or in private dialogue with the proponent of this proposal, the existence of risk mitigation oversight or measures specific to emergency abortions.

3.	Further disclosure will enhance shareholder value. Disclosing the Company’s risk management specific to emergency abortion situations is needed to provide assurance to investors that HCA has fully assessed the legal, reputational, market, or financial risks attendant to emergency abortions, and is taking measure to mitigate these risks for the Company, its medical personnel, and patients.

A vote FOR this proposal is a vote in favor of clear and transparent policies.

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State Laws Restricting Abortion Pose Broad Risks for HCA Healthcare

In June 2022, the Supreme Court overturned the long-standing precedent established in Roe v. Wade affirming a constitutional right to abortion, dramatically altering the legal landscape regarding abortion access in the United States. In the nearly two years since the Dobbs v. Jackson Women’s Health Organization ruling, 14 states have enacted near-total abortion bans (43 states altogether prohibit some abortions after a certain point in pregnancy).1 While all 14 states with bans beginning at conception contain exceptions to save the life of the mother, the vaguely worded statutes and fear of legal repercussions have resulted in numerous documented instances of delays and denial of abortion services to patients whose health and lives were in jeopardy from pregnancies that had become unviable.

According to the American College of Obstetricians and Gynecologists (“ACOG”), “The vast majority of state laws banning abortion have exceptions for ‘medical emergencies’ that are inherently vague, with language referencing ‘serious risk of substantial and irreversible impairment of a major bodily function;’ ‘serious, permanent impairment of a life-sustaining organ;’ or ‘a life-threatening physical condition aggravated by, caused by or arising from a pregnancy.’”2 The laws do not discuss expectations regarding the most common obstetric complications that can lead to late-stage pregnancy loss, such as previable premature rupture of membranes, excessive bleeding, gestational hypertension, preeclampsia, or placental abruption.

As a result, numerous occurrences of delays and refusals in providing care have been documented. Between September 2022 and March 2023, researchers at the Texas Policy Evaluation Project and the University of California San Francisco collected 50 detailed cases of care that “deviated from the usual standard due to new laws restricting abortion” in states with severe abortion bans. According to their report on these findings, “[t]he post-Dobbs laws and their interpretations altered the standard of care across these scenarios in ways that contributed to delays, worsened health outcomes, and increased the cost and logistic complexity of care. In several cases, patients experienced preventable complications… making it impossible for them to provide treatment sooner.” Many health care providers have consequently faced personal and professional strains, prompting considerations of relocation and highlighting heightened resource utilization and costs:

Health care providers described feeling moral distress when they were unable to provide evidence-based care that put their patients’ health at risk, as well as frustration about the additional work involved in trying to find options for care in other states. In some cases, the dissatisfaction was so extreme that clinicians considered moving to a state with fewer restrictions on care. In addition, health care providers highlighted how these restrictions on care increased resource utilization, both by increasing the cost of services, particularly for treating complications, as well as by diverting clinician time away from other patients. 3

Physicians in states with severely restricted access to abortion face an enormous dilemma of having to, balance the need to care for patients proactively with the possibility of facing criminal and civil prosecution and loss of licensure if they do take action to terminate a pregnancy.

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1 “State Bans on Abortion Throughout Pregnancy,” Guttmacher Institute at https://tinyurl.com/39jchkhz.

2 “Questions to Help Hospital Systems Support and Empower Physicians in the Post-Roe Legal Landscape,” ACOG at https://tinyurl.com/yc4tr5xs.

3 “Care Post-Roe: Documenting cases of poor-quality care since the Dobbs decision,” ANSIRH at https://tinyurl.com/25rssrpb.

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The case of Zurawski v. State of Texas exemplifies how the consequences of vaguely worded state laws could be exacerbated by arguably insufficient medical oversight. The plaintiffs to the suit are five formerly pregnant women and two doctors. The five pregnant women all experienced life-threatening medical emergencies and were denied care in Texas hospitals. Four of the women had to leave the state to receive necessary and potentially lifesaving abortions. The only plaintiff who received her abortion in Texas had to wait until she was septic to receive care and subsequently spent three days in ICU.

In Zurawski, the plaintiff doctors expressed that “widespread fear and confusion regarding the scope of Texas’s abortion bans has chilled the provision of necessary obstetric care, including abortion care." The doctors expressed that they and their colleagues “fear that prosecutors and politicians will target them personally and threaten the state funding of the hospitals where they work if they provide abortion care to pregnant people with emergent medical conditions.”4

Beyond the Zurawski case, recent research sheds light on the broader challenges faced by doctors operating under abortion bans. A new study published in the Journal of the American Medical Association’s Network Open surveyed 54 obstetrician–gynecologists (“OB-GYN”) practicing under abortion bans in 13 states. The study found that these doctors “described a range of perceived impacts, including distress at having to delay essential patient care, fears of legal ramifications, mental health effects, and planned or actual attrition.” The authors characterize these outcomes from state abortion bans as an “occupational health crisis,” and provide that “[s]upporting the OB-GYN workforce in the current policy environment is essential for preserving timely and accessible reproductive health care in the US.”5

In response to the legal constraints imposed by abortion bans, doctors have also reported steering clear of conventional abortion methods and have instead opted for risky and dangerous procedures that may not be construed as an abortion under the law, in an attempt to mitigate the risk of facing legal action.6 Reporting suggests that this widespread fear around abortion bans even extends to hospital administrators.7

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4 https://reproductiverights.org/wp-content/uploads/2023/03/Zurawski-v-State-of-Texas-Complaint.pdf.

5 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC10794934/

6 https://www.nejm.org/doi/full/10.1056/NEJMp2207423

7 J. David Goodman, “Abortion Ruling Keeps Texas Doctors Afraid of Prosecution,” NYTimes (12/3/2024), https://www.nytimes.com/2023/12/13/us/texas-abortion-doctor-prosecution.html

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As mentioned in the Proposal text, abortion restrictions expose HCA to risks related to physician recruitment and retention – an issue that could severely impact the Company’s ability to continue to provide medical services. Physicians are showing “reluctance to practice in places where making the best decisions for a patient could result in huge fines or even a prison sentence.”8 As an example of this risk, after Idaho’s abortion ban took effect more than 50 obstetricians (of only 227) left the state and two hospitals in Idaho closed their obstetrics programs.9

HCA Healthcare is exposed to legal liability as well as the reputational liability and employee dissatisfaction that could result from allegations of health care refusal. About 70% of HCA’s 182 U.S.-based hospitals are in states that have adopted laws severely restricting access to abortion. Facilities in Florida and Texas comprise 50% of the company’s hospitals and earn 50% of consolidated revenues. As the Company’s latest 10-K states, “[t]his geographic concentration makes us particularly sensitive to regulatory, economic, public health, environmental and competitive conditions in those states.” In 2023, over 9.3 million patients were treated in HCA emergency rooms.10

What Clearer Guidance Could Look Like

The American College of Obstetricians and Gynecologists (“ACOG”), the premier professional membership organization for obstetrician–gynecologists with more than 60,000 members, has published at least two resources for hospital systems to navigate the post-Roe legal landscape, including the article, “Questions to Help Hospital Systems Support and Empower Physicians in the Post-Roe Legal Landscape.” Recognizing the “inequitable and volatile status of legal access to abortion care in the United States,” the article begins by noting that “it is critical that hospital systems be able to clarify to their physicians and allied health care professionals the extent and limitations of reproductive health care that the system will support.”11 [emphasis added]

To achieve this overarching goal, ACOG recommends:

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8 https://tinyurl.com/4hzbemf2

9 https://apnews.com/article/idaho-abortion-ban-doctors-leaving-f34e901599f5eabed56ae96599c0e5c2

10 HCA Healthcare 2024 10-K at https://bit.ly/3IrTygS.

11 https://tinyurl.com/yc4tr5xs

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Hospitals in states with abortion bans, including burdensome restrictions and gestational bans, must maintain clear policies that empower clinicians to practice with autonomy within the hospital’s set parameters and consistent with best practices and the standard of care. In all cases, hospitals should provide guidance that permits treatment to the full extent of applicable state law and support and defend their clinicians when they provide care to patients. Hospitals should also establish processes that health care professionals can follow to connect patients with care that they are not allowed to provide, including care in other states. As patients in need of care continue to travel beyond state lines for care, hospitals in unrestricted states should take action to address the capacity issues created by increased volume of patients.12 [emphases added]

Questions to develop unified strategies along with clinicians to navigate the evolving and heavily regulated legal environment surrounding abortion include:

•	What is our institution doing to help protect clinicians and their pregnant patients who present for care? Does our institution have policies and processes to protect health care professionals from the consequences of abortion bans when they provide evidence-based medical care to intervene in emergent situations? What does liability coverage look like in these situations?
•	How can our institution implement processes for protecting the privacy of people who travel from states in which abortion care is banned?
•	What steps can our institution take to support clinicians when they are unsure what care they can provide to a patient under a state’s laws?
•	Does our institution have resources available to clinicians in real time? Do we provide guidance in a timely fashion and in a way that maximizes care consistent with the law in our state?
•	For institutions in restrictive states: How can our hospital establish seamless transfer and referral of patients we are unable to care for at our institution due to state laws or personnel availability?
•	For institutions in protective states: What is our hospital doing to meet capacity demands for people who need to access abortion care at our institution?

These questions will yield different answers for different facilities due to numerous variables, among them, how individual statutes define exceptions to state bans, and the extent to which those statutes prohibit medical personnel from referring patients to care providers that offer abortion services. Nonetheless, with 9.3 million emergency room visits per year, HCA cannot afford not to undertake an internal audit of this nature, as the subject proposal requests.

In neither its public disclosures nor in private dialogue with the proponent of this proposal has HCA Healthcare evidenced the existence of training, written policies, or guidance aimed at educating medical personnel on relevant laws and their interpretation, how they can (or cannot) connect patients to out-of-state care, physician liability, and protocol for medical personnel to obtain legal counsel during a real time crisis or evaluate capacity demands.

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12 Ibid.

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In December 2022, in response to a shareholder proposal, HCA posted a statement on its website that stated: “In medical emergency circumstances, a licensed and appropriately credentialed physician at an HCA Healthcare hospital may perform an emergency abortion that such physician (exercising his or her independent medical judgment) determines and documents as meeting an applicable federal requirement or state law exception.”13 While this is a start, the statement is not a substitute for a more expansive guideline addressing the questions and concerns identified above – particularly because the question of whether the federal requirement or state law exceptions prevails is currently unsettled, as addressed directly below.

Complicating Issue: Conflict Between Federal and State Law

The Emergency Medical Treatment and Labor Act (“EMTALA”) requires any hospital which participates in Medicare to screen any person who comes to the hospital, regardless of that person’s ability to pay for medical services. If the screening process shows that the person has a medical condition, the hospital then has an obligation to provide stabilizing treatment. EMTALA was described by the President of the American College of Emergency Physicians as, “a bedrock law and the foundation of the emergency care safety net in this country.”14 All of HCA’s hospitals in the US are subject to EMTALA.15

The types of care necessary for stabilization are not specifically outlined in EMTALA, including whether abortion care is required under the statute if a pregnant person’s health is in danger.16 In response to Dobbs, President Biden directed the Department of Health and Human Services (“HHS”) to issue a guidance17 (the “HHS Guidance”) clarifying that EMTALA preempts conflicting state abortion bans. Specifically, the HHS Guidance explained that if abortion has been determined to be the stabilizing treatment necessary to resolve the emergency medical condition identified, then the physician must provide it, “[a]nd when a state law prohibits abortion and does not include an exception for the life and health of the pregnant person — or draws the exception more narrowly than EMTALA’s emergency medical condition definition — that state law is preempted.”18

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13 “Disclosure Statements as of 12/20/2022” at https://hcahealthcare.com/legal/index.dot#responsible-disclosure.

14 https://tinyurl.com/3fx9vebk

15 HCA Form 10-K (2024) at 24.

16 It states: “A medical condition manifesting itself by acute symptoms of sufficient severity (including severe pain, psychiatric disturbances and/or symptoms of substance abuse) such that the absence of immediate medical attention could reasonably be expected to result in: Placing the health of the individual (or, with respect to a pregnant woman, the health of the woman or her unborn child) in serious jeopardy.”

17 https://www.cms.gov/files/document/qso-22-22-hospitals.pdf

18 https://www.hhs.gov/sites/default/files/emergency-medical-care-letter-to-health-care-providers.pdf

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Two lawsuits are challenging the HHS Guidance (Texas v. Becerra and Idaho v. United States). The latter is currently before the US Supreme Court. According to the law firm Foley Hoag, the Court is likely to weigh in on the central question at issue – whether EMTALA preempts a state abortion law that does not allow an exception in cases where a physician determines that abortion is necessary as a stabilizing treatment under EMTALA.19 One thing is clear: however the Court rules - it will still be necessary for hospitals to guide, train, and defend medical personnel, and to inform patients in crisis about their options to the extent permitted by law.

Complicating Factor: Catholic Ethical and Religious Directives (ERDs)

As the legal landscape surrounding EMTALA and abortion laws remains uncertain, the implications for certain faith-based hospitals, which must navigate conflicting mandates, become increasingly complex. HCA Florida Healthcare in Miami (formerly Mercy Hospital) adheres to the Ethical and Religious Directives (“ERDs”) for Catholic Health Care Services, which prohibit abortion care. HCA Florida Healthcare’s website features a page that describes high-risk pregnancies as one of the hospital’s specialties.

The HHS Guidance regarding EMTALA conflicts with the ERDs. While we will not attempt to describe the nuances of how the Catholic church defines abortion or its moral permissibility, it is understood that under the ERDs, the church allows abortion under the concept of “double effect,” wherein termination of a pregnancy may be permissible for procedures which “do not directly intend the termination of a pregnancy and do not have ending a pregnancy as their sole, immediate effect.”20 This complexity further supports the necessity of clear guidance from HCA. It would be impossible for an HCA Healthcare facility to follow both EMTALA and the ERDs regarding emergency abortions. The Company should clarify which standards it requires HCA Florida Healthcare to follow.

Response to the Statement of the Board of Directors in Opposition to the Stockholder Proposal

1.	HCA’s opposition statement wrongly characterizes this proposal as focusing mainly on risk mitigation, asserting that its risk mitigation processes, and oversight mechanisms sufficiently address the concerns raised in the proposal.

If the Company has been implementing risk measures specific to emergency abortions, a logical place to reference or discuss them would be in the opposition statement to this proposal. But the opposition statement is entirely silent on the matter, and there is no evidence of any specific measures to mitigate risk around emergency abortions in any of HCA Healthcare’s disclosures. HCA has also declined to share any such policies in private dialogue with the proponent of this proposal. Investors are left without sufficient information to determine if HCA is properly managing the immense and complex risks related to emergency abortion care.

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19 “EMTALA Abortion Question Set up for Supreme Court Review,” at https://tinyurl.com/45j8tnv4

20 https://tinyurl.com/54m9yn98.

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2.	HCA claims the scope of the request is too broad, necessitating analysis of the current laws in all 20 states in which it operates, as well as consideration of “all proposed bills and regulations, speculation about the result or outcomes of relevant pending state-level litigation, and any current or proposed administrative policies of state governmental bodies.”

HCA fundamentally misstates the request and scope of the proposal. The Proposal calls for an analysis of known and potential risks to the Company about state laws severely restricting abortions in the case of medical emergencies, and strategies it may deploy to mitigate those risks. This does not necessarily require an analysis of individual state laws. HCA could satisfy the request of the proposal by, among other approaches, conducting a legal landscape analysis, developing a risk assessment framework, selecting a representative sample of state laws for case studies, seek input from legal experts specializing in healthcare law and reproductive rights, and/or engage with stakeholders to gather diverse perspectives on the potential risks and implications of state abortion laws for the company. Nevertheless, discretion on how to satisfy the proposal's request is ultimately left to management. To the extent the Board determined that such a report requires a state-by-state analysis, such a report is consistent with many other state-specific actions and reporting done by the Company.

HCA’s political participation is extensive. It includes lobbying activity and annual donations of millions of dollars from the corporate treasury and employee PAC to hundreds of state and federal politicians and their associated PACs, and membership in trade associations.21

Given HCA’s substantial participation in the political process, it would be reasonably expected that the Company’s government relations team already engages in monitoring political activity with a high level of sophistication, including judicial developments and legislation at the state and federal level. It would also be expected that HCA is actively monitoring, analyzing, and forecasting developments regarding the topic at hand. Indeed, HCA’s latest Annual Report identifies “severe penalties” and legal liability related to EMTALA violations as a risk to the Company, noting specifically that “[h]ospitals may face conflicting interpretations of EMTALA’s requirements with respect to state laws that limit access to abortion or other reproductive health services.”22 The disturbing alternative is that the opposition statement is an indirect admission that the Company is not closely following proposed changes in laws that could lead to its inadvertent complicity in preventable harm to patients, including death.

If indeed this monitoring is taking place, given the Company’s commitment and infrastructure to political participation, reporting on its findings should not be overly burdensome.

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21 HCA Healthcare Political Participation Overview, January 1, 2023 - June 30, 2023

22 HCA Form 10-K (2024) at 24.

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Lastly, we reject the Company’s contention that the request report would quickly become dated as a reason for not doing the report. Of course, just like financial statements, the report will not remain applicable in perpetuity. Transparency into the Company’s risk oversight is necessary now to ensure that those risks are being properly handled and will not escalate to become even more dangerous and costly. A report of this type could also be updated at the Company’s discretion.

Vote “Yes” on this Shareholder Proposal No. 5.

For questions, please contact Corporate.Engagement@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO RHIA VENTURES. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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Text of Proposal

Report on Risk Mitigation Regarding State Restrictions for Emergency Abortions

According to its 2022 Factsheet: “HCA Healthcare is one of the nation’s leading providers of healthcare services with 182 hospitals and 2,300+ sites of care, including surgery centers, freestanding ERs, urgent care centers, home health, and physician clinics located in 20 states.” However, about 70% of HCA Healthcare’s US-based hospitals operate in states that have adopted laws severely restricting access to abortion absent exigent circumstances that often differ from federal statutory emergency abortion exceptions; the Florida and Texas facilities represent 50% of the company’s hospitals and 50% of consolidated revenues. According to HCA’s 2023 10-K: “This geographic concentration makes us particularly sensitive to regulatory, economic, public health, environmental and competitive conditions in those states.”

For example, it has been widely reported that in states that have passed severe restrictions on abortion, doctors have been struggling with the legality of providing terminations for ectopic pregnancies, incomplete miscarriages, or other circumstances where miscarriage is inevitable, or the health or life of the pregnant woman is in danger. This uncertainty is not only dangerous for patients, but also puts physicians and the hospital at legal risk. The Department of Health and Human Services has already begun investigating and found that at least two hospitals violated federal law when they denied a patient abortion care. The potential for improperly denying abortion care poses legal, financial, and reputational risks to HCA.

Further, abortion bans are creating impediments to physician recruitment and retention. Physicians are showing “reluctance to practice in places where making the best decisions for a patient could result in huge fines or even a prison sentence.”1 This trend has already begun, with fewer medical school graduates applying to residencies in abortion ban states.2 If this worrying trend continues, it will pose risks to HCA beyond limited capacity for abortion services - there will be fewer physicians and fewer services being provided for all obstetric and gynecological patients at HCA.

The patchwork of state and federal laws regarding abortion (specifically the varying definitions for what constitutes a medical emergency warranting an exception) poses risks for HCA because, as a healthcare provider, it must necessarily make determinations for when it can legally provide an abortion.

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RESOLVED: Shareholders request that HCA’s Board of Directors issue a public report detailing any known and potential risks to the Company posed by state laws severely restricting abortions in the case of medical emergencies. The report should detail any strategies beyond litigation and legal compliance that the company may deploy to minimize or mitigate these risks. The report should be published prior to December 31, 2024, omitting confidential information and completed at reasonable expense.

SUPPORTING STATEMENT: Shareholders recommend that the report evaluate: how the Company makes determinations regarding arguably conflicting state and federal laws; how the Company educates its medical professionals on the evolving legal landscape; and how it recruits and retains medical professionals in restrictive states.

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1 https://www.npr.org/sections/health-shots/2023/05/23/1177542605/abortion-bans-drive-off-doctors-and-put-other- health-care-at-risk
2 https://www.aamc.org/advocacy-policy/aamc-research-and-action-institute/training-location-preferences

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